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FORM X-17A-5
PART III

SEC FILE NUMBER
8-68192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **KIDRON CAPITAL SECURITIES LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 BROADWAY, 39TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SEGALL **212-752-4404**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **MARK SEGALL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **KIDRON CAPITAL SECURITIES LLC**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

ANDREW RICHARD LILLIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 02LI6309857
Qualified in Queens County
My Commission Expires 08-18-2022

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Kidron Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kidron Capital Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kidron Capital Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kidron Capital Securities LLC's management. Our responsibility is to express an opinion on Kidron Capital Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kidron Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Kidron Capital Securities LLC's auditor since 2011.

Maitland, Florida

February 11, 2021

KIDRON CAPITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 33,291
Accounts receivable	136,953
Prepaid Expense	5,000
CRD deposit	148
Total assets	$ 175,392

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 121,797
Total liabilities	121,797
Member's equity	53,595
Total liabilities and member's equity	$ 175,392

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Kidron Capital Securities LLC (the "Company") was formed in the state of Delaware on July 8, 2008. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 4, 2010. Between July 8, 2008 and June 4, 2010, the Company had no operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Allowance for doubtful accounts – the company evaluates the collectivity of accounts receivable when recorded. No allowance for doubtful accounts was deemed necessary at December 31, 2020.

Revenue recognition

Significant Judgements – Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measures of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company derives advisory fees from agreements pertaining to capital raises and is recognized when earned. Commission income represents fees from the placement of securities between arranged parties and is recognized when a transaction is completed and closed.

M&A advisory fees – The Company provides advisory services on mergers and acquisitions (M&A). Revenue from advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial.

Income taxes - The Company, is a single-member LLC and is disregarded for tax purposes. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

Fair value of financial instruments – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Effective March 1, 2010, the Company executed an expense sharing agreement with Kidron Corporate Advisors, LLC (Corporate), which was revised January 1, 2015, which is one hundred percent owned by the managing member of Kidron Capital Securities. The agreement stipulates that Corporate will pay certain operating expenses of the Company, including rent, for which the Company does not have an obligation, directly, or indirectly to reimburse or otherwise compensate Corporate. The Company paid Corporate $30,000 in rent and $4,689 in miscellaneous office expenses, for the year ended December 31, 2020.

Effective July 1, 2010, the Company executed a consulting agreement with Corporate for consulting services regarding strategy and corporate advice to emerging growth companies. In 2020 the Company made no payments to Corporate for consulting services.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2020, the cash deposits did not exceed the FDIC limits.

Total revenue for the year ended December 31, 2020, includes commissions earned from one customer which accounted for 11% of revenue.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2020, the Company's net capital was $30,292 as defined by the SEC, which was $25,292 in excess of its minimum net capital requirement of $5,000 (see page 9). The Company's percentage of aggregate indebtedness to net capital was approximately 402.1% versus the maximum allowable percentage of 1500%.

6. COMMIMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies.

7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 11, 2021, the date the financial statements were available to be issued.